Contact

www.linkedin.com/in/
julielrasmussen (LinkedIn)

Top Skills

Strategic Vision
Strategic Planning
Start-ups

Languages

Russian (Full Professional)
English (Native or Bilingual)

Certifications

Certificate of Russian
Certificate of Russian Language

Honors-Awards

Businessperson of the Year
International Fellow
Seagram's Corporate Scholar
Phi Beta Kappa
Member, Jefferson Literary and Debating Society

Julie L Rasmussen

Founder & CEO at Women's Fintech Startup | Speaker on DEI & Women's Use of Financial Services | Wonder Women Alumna
Denver, Colorado, United States

Summary

Currently running seed funding raise for a women's personal finance fintech start up.

With our app, women will be able to increase their financial security and net worth by getting personal recommendations for curated financial products and services that are appropriate for their financial situations and life goals.

Women are the single largest underserved group of customers in financial services. Oliver Wyman puts the untapped Global Market for Financial Products and Services for Women at $700 Billion. Women's World Banking conservatively estimates it at more than $300 Billion.

Women make less than men, are poorer at all ages, are more likely to live in poverty and lack confidence in saving and investing. They control more than 2/3 of consumer spending but access financial products and services at only 3/4 the rate of men. This adversely affects lifetime wealth accumulation and economic outcomes.

They will be recognized and rewarded for increasing savings, decreasing debt and increasing investment, gaining points that can be used to trade for goods and services inside of our community.

Experience

She Banks

Founder & CEO
September 2020 - Present (2 years 4 months)
Denver, Colorado, United States

"Women are the single largest underserved group of customers in financial services."

Oliver Wyman puts the untapped Global Market for Financial Products & Services for women at $700 Billion while Women's World Banking conservatively estimates it at more than $300 Billion.

With our personal financial management app, women will be able to increase their financial security through personal recommendations for curated financial products and services like credit and debit cards, loans and savings accounts and insurance and investment products that are appropriate for their financial situation and life goals.

They will receive points, rewards, recognition and community support for increasing savings & investment & reducing debt.

Our focus is on increasing financial literacy and improving confidence in handling personal finances for a more financially secure future.

Dagmar Associates

22 years 10 months

Chairman, Founder, CEO and Principal Owner

March 2000 - Present (22 years 10 months)

Denver, London, Moscow

Dagmar Associates draws upon the more than 30 years of International Business Experience of its Principal Owner and her network of experienced professionals in Finance, Operations, Accounting, Security, Sales and Marketing to provide transformational management and business development services.

We are currently developing a personal financial management app and fintech platform for women.

Founder, Oxford Founders' Club

April 2021 - Present (1 year 9 months)

London, England, United Kingdom

Founder of the Oxford Founders' Club on the Clubhouse Drop In Audio platform. The mission of the club is to feature Oxford affiliated Founders and Startups but we also have guest speakers, investors and members who can provide resources, advice and feedback for founders. The club is hosted by Oxford Executive MBAs. It's a chance to practice pitches if you are thinking

of raising money. If not, it's a chance to get support and advice from Oxford affiliated professionals with financial, legal and operations backgrounds or just talk over any questions or issues you might have in a supportive environment.

Hertz Russia
Majority Owner, Chairman and CEO
May 2002 - July 2017 (15 years 3 months)

Moscow, Russian Federation

Richmont Transportation Services Hertz Russia owned and operated the Hertz Rental and Leasing Master Franchise for Russia. The company was based in Moscow, Russia and had offices in 12 cities in Russia including St. Petersburg, Sochi, Samara, Togliatti, Kazan, Ufa, Rostov, Krasnodar, Kaliningrad, Novosibirsk, Chelyabinsk and Ekaterinburg. Julie created the business plan and market entry strategy for the purchase and start up of the Hertz Russia Master Franchise for Richmont Capital Partners in 1996, secured funding and successfully executed the go to market strategy. She served as CEO for the Hertz Russia Master Franchise in Moscow, Russia.

After buying a majority stake in the company, she became Majority Owner and Chairman in 2002. She was responsible for the strategic direction of the company, corporate finance, raising and administering increases in the charter capital of the company, managing operating cash flow and dividend payments, managing partner and investor relations, developing and directing the operational team in Russia, interfacing with Hertz Corporate Franchise management in Europe and the US and personally negotiating the master franchise terms and agreement for the Master Franchise for Russia. The company was closed in 2017 due to increasing Western sanctions against Russia and the continuing devaluation of the ruble.

Mary Kay Inc.
10 years 1 month

President, Mary Kay Europe
March 1999 - April 2002 (3 years 2 months)

London, United Kingdom

After the 1998 financial and economic collapse in Russia, which saw devaluation of the ruble due to a massive government bonds default, Julie was promoted to President, Mary Kay Europe and had line responsibility for Western Europe as well as the CIS. She restructured the Russian, Kazakh, Ukraine, German, UK and regional operations including Spain, Portugal and the Czech Republic to rationalize the expense base and bring the region to

profitability. After a 40% contraction in 1999, she increased regional sales by 4% in 2000 and by over 20% in 2001.

Under her leadership, EBITDA improved from a (-$4) M loss to positive $1.6 M on about $52 M in sales over a two year period. She implemented pan-European strategic plans, operating standards and performance benchmarks and harmonized marketing plans, product lines and e-business strategy. She personally designed and launched a multi-million dollar color sub-brand specific to European market needs that sold $1.7 M or more than 3% of total annual regional sales in its initial two month launch period.

Even though the Russian market contracted by over 80% following the August 1998 devaluation, she managed to maintain a positive EBITDA of over 5.5% in 1999 by aggressively reducing and restructuring sales and distribution operations.

President, Mary Kay CIS Strategic Business Unit

March 1996 - March 1999 (3 years 1 month)

Moscow, Russian Federation

As President of Mary Kay Inc's CIS Strategic Business Unit, Julie grew sales from $70 million to a $100 M+ annual run rate with over 75,000 independent sales representatives and 300 employees. Under her leadership and initiative, the company purchased and set up a 9,000 square meter in-house picking, packing and warehouse operation in the Moscow region with over $10 M in inventory and over 650 SKUs, receiving a $3 M tax break in the process as well as securing a stable infrastructure for future operations. She achieved $57 M in operational earnings on zero equity base (100% inter-company product credit financing) on cumulative sales of over $260 M in the 6 years since starting up the business in Russia.

She initiated and drove all aspects of business development strategy including establishing regional Branch Operations in St. Petersburg, cross-border recruiting and market development throughout the CIS and the start up of a Ukraine subsidiary, the first Mary Kay international subsidiary ever opened by another international start-up operation. She achieved a 35% EBITDA, the highest of any Mary Kay international subsidiary at that time.

She designed and launched market specific career apparel, cosmetics bags and accessories to support new product launches in Russia and motivate the

sales force of thousands of independent contractors throughout the former Soviet Union.

She also acted as the key inspirational leader and motivator for the independent salesforce at regular sales meetings, annual Russia sales seminars and global sales events.

President, Mary Kay Russia

January 1995 - March 1996 (1 year 3 months)

Moscow, Russia

As President of Mary Kay Russia Julie grew sales from $5 M per year in 1994 to $70 M in 1996 with over 43,000 independent sales representatives. She set a record for global operational profitability with EBITDA of 35% in 1996 and led Mary Kay Russia to become the largest international operating subsidiary in Mary Kay in its 3rd year of operations. She expanded the business from a base in Moscow to all of Russia's regions and former Republics. With Richmont Capital Partners, she also started up the Russia Hertz Franchise to provide cars to the Mary Kay salesforce. On $800K of initial equity, she grew Hertz from zero to $1.3 M gross revenue on internally generated cash flow in 15 months.

General Manager, Mary Kay Russia

April 1992 - December 1994 (2 years 9 months)

Moscow, Russia

As General Manager of Mary Kay Russia Julie started up company operations in Russia for Mary Kay Inc. and Mary Kay's corporate private security company which provided executive security and commercial security for all related operating companies in Russia and the CIS. She was responsible for the general management and creation of all aspects of Russian company operations including P&L; market entry strategy; recruiting and training staff; recruiting, training and motivating a sales force of independent contractors; and business growth and development.

She personally recruited and trained the initial salesforce of 60 women and grew the company from zero revenue in 1993 to $5 M in annual revenue and $1.5 M in earnings (EBITDA) in its 1st full year of sales operations with over 5,000 independent sales representatives

The American Trade Consortium

Account Manager

September 1988 - May 1991 (2 years 9 months)

New York, NY

Advised Fortune 50 companies on joint venture businesses in Russia under Gorbachev's new law allowing 49% foreign ownership of limited joint stock companies in Russia. Clients included Kodak, RJR Nabisco, Johnson and Johnson, Archer Daniels Midland (ADM) and Chevron. Julie accompanied operating teams to Russia and acted as their business coordinator, interpreter and translator.

She reviewed Russian manufacturing facilities in Siberia and the Moscow Region as well as client manufacturing facilities in the US including soy bean processing plants, consumer edibles, hog processing, agricultural commodity processing and experimental livestock facilities.

She reviewed business plans for reasonableness and fit into the joint Aggregate Cash Sources and Uses plan which allowed for hard currency revenues generated from Chevron's Caspian sea drilling project to be set aside to convert rubles from consumer goods manufacturing projects inside of Russia. This mechanism was designed to allow US companies to repatriate Russian ruble profits at a time when the ruble was inconvertible into freely tradable hard currencies.

Education

Saïd Business School, University of Oxford

MBA, International Business & Finance · (2018 - 2020)

Fulcrum Venture Accelerator

Fund Raising · (2020 - 2021)

Columbia University - School of International and Public Affairs

Master's degree, Soviet Studies, PoliSci, Economics, Finance · (1988 - 1990)

University of Virginia

Bachelor's Degree, Russian · (1983 - 1987)

Pushkin State Russian Language Institute

Certificate, Russian Language · (1986 - 1986)